

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Mr. Steven Claussen, Chief Executive Officer
Capital Reserve Canada Limited
18104-102 Ave.
Edmonton, Alberta CANADA   T5S-1S2

> **Re: Capital Reserve Canada Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 7, 2007**
> **File No. 0-50339**

Dear Mr. Claussen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed July 7, 2008

Controls and Procedures, page 31

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 15(b) of Form 20-F.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

2.   Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Alternatively, please further amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

3. Include a statement as required by Item 15T(b)(4) of Form 20-F that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting.

Notes to the Consolidated Financial Statements

Note 3 – Summary of significant accounting policies

(c) Property, plant and equipment, page F-6

4. Tell us why your mineral rights are not subject to depreciation or depletion. Please clarify your depletion policy for mineral rights.

(d) Goodwill and intangible assets, page F-7

5. Clarify how you considered your market capitalization when preparing your annual goodwill impairment tests in fiscal years 2007 and 2008.

Note 7 – Property, plant and equipment

Southbend Power, Ltd., page F-9

6. We note that you capitalized $4.7 million related to the water permit and salt lease in connection with your land purchase in fiscal year 2006. Please explain whether this represents one asset for the collective lease and permit or whether it represents two separate assets. If the latter, please clarify the amount you have capitalized for each individual asset. Please explain what rights are conveyed to you in connection with the water permit and the lease agreement and the term of each right.   In addition, please explain your amortization policy with regard to these assets.

7. We note that you have estimated that you will receive annual cash flow exceeding $5.3 million from the salt caverns. Please explain how much cash flow you have generated from these caverns since acquisition and how that compares to your estimated cash flows. Explain how you have calculated your estimated future cash flows when determining that this asset is recoverable as of December 31, 2007 and subsequent interim periods in fiscal year 2008. Please tell us how your analysis complied with paragraphs 16 through 19 of SFAS 144.

8. We note your disclosure that the oilfield waste and revenue generated per day were received through third party consultants. Since you have named the experts

in your filing, you must provide the experts consent as an exhibit to the filing.
Please amend to provide the consent. Alternatively, you may remove the
reference to these experts.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief